Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: March 28, 2013

The following is the transcript of video recordings taken from a live presentation hosted by OfficeMax CEO Ravi Saligram on February 22, 2013. The video segment was posted to an OfficeMax internal website on March 28, 2013, where it was accessible by all OfficeMax Associates.

Video Transcript

Building a Strong Future: Associate Town Hall and Business Results Overview

OMX-ODP Merger Rationale and Benefits

[Ravi Saligram, President & CEO, OfficeMax]

Good morning. How’s everyone this morning? Truly, a new day is about to dawn. There is no doubt that OfficeMax is a very strong company financially. There is no doubt that operationally we are strong, and one of our greatest strengths is that we have an eye on cost and are able to run this company very efficiently. Having said that, one of the things I said to all of you when I started was that a key objective for us was to drive top-line growth. And that has been a challenge, and it’s a challenge because of industry dynamics.

It is exciting though, that embarking on a merger of equals creates a lot of benefits. What we’re doing today is indeed historic. Two Fortune 500 companies – OfficeMax and Office Depot – we ended 2012 $6.9 billion [dollars] and $139 million [dollars] in adjusted operating income, and theirs was $10.7 billion [dollars] and adjusted EBIT of $131 million [dollars]. Together, we’re an $18 billion company.

The benefits of this merger clearly enhance financial performance because when we bring these two together, we have a lot bigger sales base. And then we have duplicative cost base, which we will address and get synergies. And we have publicly said that those synergies are somewhere between $400 and 600 million dollars. The scale allows you to get purchasing efficiencies. We will be able to have better COGS and better procurement efficiencies. All of these efficiencies will help us create a better financial profile. Importantly, we’ll be a truly global company.

Both of us have been working on improved customer experience and accelerating innovation, and putting the forces together only powers this. Now the important thing: We have 29,000 associates; they have 38,000 associates around the world. Together, we will bring forward the best of the best, and leverage the talent that exists in both companies. One of the great things is, we have veterans who have deep industry knowledge, but a lot of new people – especially at OfficeMax that have come in – with great new skill sets. So together, new skill sets, industry knowledge, experience … it is going to be a powerful growth engine.

So this is going to be a compelling combination. Today, we are the nation’s 12th largest e-tailer; Office Depot is the nation’s 6th largest online retailer. Internet Retailer has quoted that the combination of the two would result in the 3rd largest e-tailer in the world. Now, we don’t know how these numbers go because over time we’ll have to see, but 3rd largest … you’ve got Amazon, Staples, and this could become the 3rd largest e-tailer in the world.

Clearly, we are very proud of being one of the World’s Most Ethical Companies. Office Depot is ranked in the Top 50 of America’s Corporations for Women and Minority Business Enterprises by DiversityBusiness[.com]. OfficeMax and Office Depot, both of us have had a culture of focusing on cost and committing to innovation.

Both of us have been working on omni-channel experiences, and on products and services and solutions. At the same time, they have already put out 20 new format stores, which are more interactive, and we’re going to be launching our first one. We’ve put a lot of effort – Jim and his team – on an enhanced digital platform. Randy, Tim Terry, Steve Braun, Jim, Tom … have all done great work along with their teams, and we’ve been growing double

©2013 OMX, Inc. All Rights Reserved.

digits at OfficeMax on the digital side. I believe, Jim, you just won another award. Compuware gave us the silver medal or silver award for being one of the industry’s best in retail. So, they’ve had, for a long time, a large digital business, and together we can combine those best practices.

Office Depot, I believe, is in more than 60 countries. We’re mostly a North American company, but within Australia and New Zealand we have very strong operations. Both of us are in Mexico, and we’re in Canada and they’re not. So these geographies are complementary. Together, we’ll create truly a global company. And that is exciting because that means opportunities to change OfficeMax’s thinking, to become a truly global player and global thinking. And for a few of you, it’ll also mean global opportunities.

When you do these deals, you have to do what is called as … what is the structure? What is the structure for tax purposes? What’s the legal entity? And Richard Haas, Matt Broad, Bruce, Deb, Paul Hoelscher and our advisors looked at various structures and concluded that the best structure from various aspects, including tax aspects, would be where Depot, the legal entity, would be the holding company and shares would be issued on them. And it made the most sense to exchange our shares for theirs. That has nothing to do with the ultimate spirit of the transaction, but that was done and that happens a lot of times. And it may have created, for those who do not understand the financial intricacies – because Depot shares are the issuing shares for the entity – they may have mistaken that. But that does not mean that any decision has been made on the name, on the headquarters or other social issues. So, if people don’t understand this, that’s the reason why potentially.

[Un]til the closing, it’s business as usual. We need to compete vigorously, we need to keep our performance up, we need to stay a financially strong company. We’re going to continue to drive our initiatives. In the normal course of business, we may reprioritize a few in terms of, we may say we want to put more resources against things that are working well and deemphasize some that are not, but that’s normal course of business. But, our strategic plan stays intact. We’ll focus on the three pillars, which is continuing to work on the balance sheet though we’ve largely completed most of the work on the balance sheet side. But the two big pillars are really continuing the turnaround, and driving innovation and disruptive moves.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other

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documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.

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